17004648

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER
8-37004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consolidated Financial Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Meramec Avenue
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Stiffelman — 314-727-1177 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	Saint Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Stiffelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consolidated Financial Investments, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARL C. BARDENHEIER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: March 30, 2020
Commission Number: 12528764

Signature

President

Title

Carl Bardenheier

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION WITH INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

December 31, 2016

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2016

CONSOLIDATED FINANCIAL INVESTMENTS, INC.
St. Louis, Missouri

Table of Contents

December 31, 2016

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Consolidated Financial Investments, Inc.:

We have audited the accompanying statement of financial condition of Consolidated Financial Investments, Inc. (the Company) as of December 31, 2016. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Consolidated Financial Investments, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 15, 2017

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2016

ASSETS

Cash and cash equivalents	$ 154,036
Deposits with clearing organizations	50,000
Receivable from clearing broker	63,439
Investments in equity securities, at estimated fair value	33,560
Furniture and equipment, net of accumulated depreciation of $76,081	2,266
Other assets	8,520
	$ 311,821

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	30,243
Note payable	20,000
Subordinated borrowings	60,000
	110,243
Commitments and contingencies	–
Stockholders' equity:	
Capital stock, no par value; 30,000 shares authorized; 1,250 shares issued and outstanding	21,000
Additional paid-in capital	133,280
Retained earnings	47,298
Total stockholders' equity	201,578
	$ 311,821

See accompanying notes to statement of financial condition.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed on both straight-line and accelerated methods for financial reporting purposes over three to five years.

Income Taxes

The Company has elected to be taxed as a Subchapter "S" Corporation. As a Subchapter "S" Corporation, the Company does not pay federal or state corporate income taxes on its income; instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, no provision for federal or state income taxes is included in these financial statements.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

CONSOLDIATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

(continued)

Fair Value Measurements
The Company uses fair value measurements to make fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income, and cost approaches. Based on these approaches, the Company uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. Financial assets and liabilities carried and/or reported at fair value will be classified and disclosed in one of the following three categories:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.
- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or value assigned to such assets or liabilities.

The only assets of the Company that are carried at fair value on a recurring basis at December 31, 2016 are the trading account investments, which use Level 1 valuations.

Subsequent Events
The Company has considered all events occurring subsequent to December 31, 2016 for possible disclosures through February 15, 2017, the date this statement of financial condition was available to be issued.

NOTE 2 – CLEARING ARRANGEMENT
The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies, and receivables. These liens secure the Company's liabilities and obligations to the Broker. Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $50,000.

NOTE 3 – TRADING ACCOUNT INVESTMENTS IN EQUITY SECURITIES
Investment securities owned by the Company at December 31, 2016 consisted of 500 shares of NASDAQ Stock Market, Inc. common stock, which are carried at estimated fair value based on current market quotations.

NOTE 4 – NOTE PAYABLE AND SUBORDINATED BORROWINGS
The Company entered into subordinated debt agreements with three of its stockholders on October 31, 2012 in the amount of $80,000. The subordinated debt agreements bear interest at the rate of 10%, payable quarterly through the scheduled maturity date of October 30, 2017.

In 2016, the Company repurchased all of the Company capital stock from a shareholder holding one of the subordinated debt agreements totaling $20,000. That portion of the subordinated borrowings is no longer available for inclusion in net capital under the SEC's uniform capital rule and such amount has been characterized as a note payable in the accompanying balance sheet.

The $60,000 in subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $244,486, which was $194,486 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during the year ended December 31, 2016.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

ACI
Accounting & Compliance International

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

February 24, 2017

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
ATTN: Annual Filing

RE: December 31, 2016 Audited Financial

To Whom It May Concern:

Enclosed please find the following reports which are required to be submitted to your office: Confidential Audited Financials, Public Audited Financials and the SIPC Report & SIPC-7 Form for:

Consolidated Financial Investments, Inc. SEC #8-37004

Thank you.

40 Wall Street, Suite 1704
New York, NY 10005
212.668.8700
www.ACIsecure.com